 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .
Commission File Number: 001-38087

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Guaranty Bancshares, Inc. Employee Stock Ownership Plan with 401(k) Provisions

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Guaranty Bancshares, Inc.
201 South Jefferson Avenue
Mount Pleasant, Texas 75455

GUARANTY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

As of December 31, 2017 and 2016
and for the year ended December 31, 2017
with Report of Independent Registered Public Accounting Firm

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statement of Net Assets Available for Benefits at December 31, 2017	3
Statement of Net Assets Available for Benefits at December 31, 2016	4
Statement of Changes in Net Assets Available for Benefits as of December 31, 2017	5
Notes to Financial Statements	6
Supplemental Schedules:
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	17
Form 5500, Schedule H, Line 4a - Schedule of Delinquent Participant Contributions	18

NOTE:    All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted since they are not applicable.

Report of Independent Registered Public Accounting Firm
Plan Administrator and Plan Participants
Guaranty Bancshares, Inc. Employee Stock Ownership Plan with 401(k) Provisions
Mount Pleasant, TX
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Guaranty Bancshares, Inc. Employee Stock Ownership Plan with 401(k) Provisions (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedules of 1) assets (held at end of year) as of December 31, 2017 and 2) delinquent participant contributions for the year ended December 31, 2017 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Anton Collins Mitchell LLP
We have served as the Plan’s auditor since 2018. Denver, Colorado June 28, 2018

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2017
		Non Participant-Directed
	Participant-Directed	Allocated	Unallocated	Total
Assets
Investments, at fair value:
Guaranty Bancshares, Inc. Stock Fund	$20,035,260	$20,247,330	$—	$40,282,590
Common collective trusts	3,481	—	—	3,481

Total investments at fair value	20,038,741	20,247,330	—	40,286,071

Cash, investments in transit	9,498,534	—	—	9,498,534
Dividend receivable on company stock	91,515	92,484	—	183,999

Notes receivable from participants	97,886	—	—	97,886

Total assets	29,726,676	20,339,814	—	50,066,490

Liabilities

Total liabilities	—	—	—	—

Net assets available for benefits	$29,726,676	$20,339,814	$—	$50,066,490

See accompanying notes to financial statements.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2016
		Non Participant-Directed
	Participant-Directed	Allocated	Unallocated	Total
Assets
Investments, at fair value:
Guaranty Bancshares, Inc. Stock Fund	$16,293,483	$16,706,367	$1,300,000	$34,299,850
Money market fund	478,569	465,612	—	944,181
Common collective trusts	3,427,711	56,650	—	3,484,361
Mutual funds	2,805,266	—	—	2,805,266
Pooled separate accounts	123,455	—	—	123,455

Total investments at fair value	23,128,484	17,228,629	1,300,000	41,657,113

Notes receivable from participants	60,069	—	—	60,069

Total assets	23,188,553	17,228,629	1,300,000	41,717,182

Liabilities
Line of credit	—	—	1,200,000	1,200,000
Other liabilities	17,453	24,002	—	41,455

Total liabilities	17,453	24,002	1,200,000	1,241,455

Net assets available for benefits	$23,171,100	$17,204,627	$100,000	$40,475,727

See accompanying notes to financial statements.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Year Ended December 31, 2017
		Non Participant-Directed
	Participant-Directed	Allocated	Unallocated	Total
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$4,198,727	$3,061,553	$—	$7,260,280
Dividends	390,050	342,501	11,340	743,891

Total investment income	4,588,777	3,404,054	11,340	8,004,171

Interest income on notes receivable from participants	2,487	—	—	2,487

Contributions:
Participant	1,578,146	—	—	1,578,146
Employer matching	—	965,779	—	965,779
Participant rollovers	866,235	—	—	866,235
Allocation of 50,000 shares of Guaranty Bancshares, Inc. common stock at fair value	—	1,300,000	—	1,300,000

Total contributions	2,444,381	2,265,779	—	4,710,160

Total additions	7,035,645	5,669,833	11,340	12,716,818

Deductions from net assets attributed to:
Benefits paid to or for participants	1,291,231	322,288	—	1,613,519
Allocation of 50,000 shares of Guaranty Bancshares, Inc. common stock at fair value	—	—	1,300,000	1,300,000
Administrative, interest and other expenses	175,718	25,478	11,340	212,536

Total deductions	1,466,949	347,766	1,311,340	3,126,055

Net increase (decrease) in net assets available for plan benefits	5,568,696	5,322,067	(1,300,000)	9,590,763

Interfund transfers	986,880	(2,186,880)	1,200,000	—

Net assets available for benefits, beginning of year	23,171,100	17,204,627	100,000	40,475,727

Net assets available for benefits, end of year	$29,726,676	$20,339,814	$—	$50,066,490

See accompanying notes to financial statements.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

A.    Description of the Plan

General

The following description of the Guaranty Bancshares, Inc. Employee Stock Ownership Plan (“ESOP”) with 401(k) Provisions (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan and an employee stock ownership plan with 401(k) provisions whereby eligible employees of Guaranty Bancshares, Inc. (the “Company”) are permitted to make contributions that are tax deferred under Section 401(k) of the Internal Revenue Code (the “Code”).

Effective January 1, 2018, the Plan's record keeper changed from Principal Financial Group, Inc. ("Principal") to Newport Group. Refer to Note H, Subsequent Events for more information.

Contributions

A participant may elect to defer a percentage of his or her pretax compensation (elective contributions) subject to certain maximum limitations imposed by the Code ($18,000 for 2017 and 2016). Participants who are eligible to make salary deferral contributions under the Plan and who have attained age 50 before the close of the year may make catch-up contributions in accordance with, and subject to the limitations imposed by the Code ($6,000 for 2017 and 2016).

Effective January 1, 2016, the Company may make two types of contributions to the Plan:

(1) A matching contribution of any amount up to $1.00 for every dollar of salary deferral a participant makes up to 5% of their compensation, and (2) A non-elective (profit sharing) contribution (discretionary contribution made by the Company as determined by the Board of Directors). Both the Company's matching and profit sharing contributions are made to the Guaranty Bancshares, Inc. (common stock) Stock Fund and are non-participant directed. For the year ended December 31, 2017, the matching contributions were $965,779. There were no profit sharing contributions for 2017.

Eligibility

Subject to the conditions and limitations of the Plan, each Employee of an Employer shall become a Participant in the Plan as of the first day of the month coincident with or next following the earlier of (i) the date he is hired in a position requiring the completion of 1,000 Hours of Service during an eligibility computation period, or (ii) completion of 1,000 Hours of Service during an eligibility computation period.

Each such employee shall become eligible to make Elective Contributions and receive allocations of Matching Contributions on the first day of the month coincident with or next following the employee's date of hire.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

A.    Description of the Plan – continued

Vesting

The percentage of the participant's account from employer non-elective contributions and matching contributions to which the participant will be entitled is calculated as follows:

Periods of Service	Vested Percentage

Less than two years	0%
Two but less than three	20%
Three but less than four	40%
Four but less than five	60%
Five but less than six	80%
Six or more years	100%

In the event of disability, early retirement, or death, the participant will become fully vested.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of:

(a) the Company’s contribution; (b) Plan earnings; and, (c) forfeitures of terminated participants’ non-vested accounts, less allocations of administrative expenses. Allocations of the Company’s non-elective contributions are based on the ratio of the participant's compensation to the total compensation of all participants for such Plan year. Allocations of Plan earnings are based on the participant's account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their account balance. Loan terms range up to five years or fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Company. As of December 31, 2017, interest rates ranged from 3.50% to 4.50%. Principal and interest is paid ratably through payroll deductions.

Benefit Payments

Participants withdrawing during the year for termination are entitled to their vested account balance. Benefits are distributed in the form of rollovers or lump sum payments. If withdrawing participants are not entitled to their entire account balance, the amounts not received are forfeited.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

A.    Description of the Plan – continued

Put Option

Under federal income tax regulations, the employer stock that is held by the Plan and its participants and is not readily tradable on an established market, or is subject to trading limitations, must include a put option. The put option is a right to demand that the Company buy any shares of its stock distributed to participants for which there is no market. The put price is representative of the fair market value of the stock. The Company can pay for the purchase with interest over a period of five years. The purpose of the put option is to ensure that the participant has the ability to ultimately obtain cash. The put option was recorded in the Company's records until May 9, 2017, at which time an initial public offering ('IPO") was completed and the Company’s common stock became readily tradable on the NASDAQ Global Select Market.

Forfeitures

Forfeited non-vested accounts are used to pay administrative fees. As of December 31, 2017 and 2016, such forfeited non-vested amounts available for future use totaled $25,436 and $2,255, respectively. For the year ended December 31, 2017, forfeitures applied to the payment of administrative expenses totaled $58,031.

Investment Options

During the years ended December 31, 2017 and 2016, participants directed their salary deferral contributions to selected investments as made available and determined by the plan administrator, which included 19 mutual funds, 12 common collective trusts, a pooled separate account, a money market fund and Company common stock. Participants may change the percentage of their elective contributions upon not less than thirty (30) days prior written notice.

Plan Expenses

Employees of the Company perform certain administrative functions with no compensation from the Plan. Substantially all administrative expenses are paid by the Plan. Expenses paid by the Company, if any, are excluded from these financial statements.

Diversification

Prior to May 9, 2017, the date of the Company's IPO, diversification was offered to all participants twice per year during a 30 day window after release of the Company's independent valuation opinion as of December 31 and June 30 each year. This allowed participants the opportunity to move part or all of the value of their investment in Company common stock into investments that were more diversified. It also satisfied the legal requirement of Internal Revenue Code Section 401(a)(28)(B), which requires, at a minimum, offering diversification to participants who were at least age 55 with at least 10 years of participation in the plan. Due to the Company's registration of its common stock and listing on the NASDAQ Global Select Market, this provision is no longer applicable on or after May 9, 2017.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

A.    Description of the Plan – continued

Voting Rights

Each participant shall have the right to direct the plan Trustee, the ESOP committee for 2017 and 2016, as to the manner in which whole and partial shares of Company stock allocated to their account are to be voted on matters brought before an annual or special shareholders' meeting. The Trustee shall vote allocated shares on each matter as directed by the participants and the Trustee shall have no discretion in such matters. The Trustee shall vote allocated shares for which it received no direction and unallocated shares in accordance with the fiduciary standards of Title I of ERISA.

B.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates and such differences could be material.

Contributions

Contributions from the Company and participants are accrued as they become obligations of the Company, as determined by the plan administrator, and in the period in which they are deducted, in accordance with salary deferral agreements.

Investment Valuation and Income

The investments of the Plan are stated at fair value as of the end of the year and are subject to market or credit risks customarily associated with equity investments. Fair value measurements are determined in accordance with GAAP, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. See Note C for information related to the Plan’s valuation methodologies.

Investment gains and losses are accounted for using the average cost basis of the securities sold. The net realized and unrealized gains and losses on investments include realized gains and losses on sales of investments and capital gains during the year and unrealized increases or decreases in the market value of investments held at year end. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are recorded at the unpaid principal balance plus accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

B.    Summary of Significant Accounting Policies – continued

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board ("FASB") issued ASU 2015-07, Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities That Calculate Net Asset Value ("NAV") per Share (or Its Equivalent) ("ASU 2015-07"). The amendments in ASU 2015-07 remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The amendments in ASU 2015-07 are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Plan adopted ASU 2015-07 for the 2016 financial statements.

C.    Fair Value Measurements

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier hierarchy that is used to identify assets and liabilities measured at fair value. The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used. The three levels defined are as follows:

•	Level 1 — observable inputs that are based upon quoted market prices for identical assets or liabilities within active markets.

•
Level 2 — observable inputs other than Level 1 that are based upon quoted market prices for similar assets or liabilities, based upon quoted prices within inactive markets, or inputs other than quoted market prices that are observable through market data for substantially the full term of the asset or liability.

•
Level 3 — inputs that are unobservable for the particular asset or liability due to little or no market activity and are significant to the fair value of the asset or liability. These inputs reflect assumptions that market participants would use when valuing the particular asset or liability.

The methodologies used to measure each major category of assets and liabilities are described below. These methodologies were consistently applied to all assets and liabilities and there have been no changes in the methodologies used at December 31, 2017 and 2016, other than as noted below for the Company common stock.

•
Mutual funds are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

C.    Fair Value Measurements – continued

•	Money market funds are valued at amortized cost, which approximates fair value and are classified within Level 2 of the valuation hierarchy.

•
Pooled separate accounts and collective investment trusts. Common collective trust funds are valued on the basis of relative interests of each participating investor in the fair value of the underlying assets of the trusts. While the underlying asset values are based on quoted prices, the NAVs of the common collective trusts are used as a practical expedient to estimate fair value. The NAVs are determined by the respective trustee as of the financial statement date. This practical expedient would not be used if it is determined to be probable that a fund would sell an investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2017 and 2016, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

December 31, 2017	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period

Common collective trusts	$3,481	n/a	Daily	30 Days

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period

Common collective trusts	$3,484,361	n/a	Daily	30 Days
Pooled separate accounts	$123,455	n/a	Daily	30 Days

•
As of December 31, 2016 and through the date of the IPO. Guaranty Bancshares, Inc. common stock was valued by an independent third party as the stock was not traded on a securities exchange. The valuation was based on a multiple derived from a combination of current earnings, less an appropriate discount (“Income Approach”) and recent multiples used in similar transactions of other entities (“Market Approach”). The multiple utilized was consistent with multiples of similar companies based on current market price and is considered to be Level 3 in the fair value hierarchy. As of December 31, 2017, the common stock was publicly traded, the value was based on quoted market prices in an active market and is classified as Level 1 in the fair value hierarchy.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

C.    Fair Value Measurements – continued

The following table presents the Plan's investments in the Company stock at December 31, 2017 and 2016.

	2017		2016
	Allocated	Unallocated	Allocated	Unallocated

Guaranty Bancshares, Inc. Stock Fund

Number of shares	1,314,277	—	1,269,225	50,000

Cost	$23,518,215	$—	$22,318,215	$1,200,000

Estimated fair value	$40,282,590	$—	$32,999,850	$1,300,000

The following tables detail the Plan’s investments at fair value by level, within the fair value hierarchy, as of December 31, 2017 and 2016.

	2017
	Level 1	Level 2	Level 3	Total

Guaranty Bancshares, Inc. common stock	$40,282,590	$—	$—	$40,282,590

Total investments in the fair value hierarchy	$40,282,590	$—	$—	$40,282,590

Investments measured at net asset value (a):
Common collective trusts				3,481

Investments measured at net asset value				3,481

Total investments at fair value				$40,286,071

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

C.    Fair Value Measurements – continued

	2016
	Level 1	Level 2	Level 3	Total

Mutual funds	$2,805,266	$—	$—	$2,805,266
Money market fund	—	944,181	—	944,181
Guaranty Bancshares, Inc. common stock	—	—	34,299,850	34,299,850

Total investments in the fair value hierarchy	$2,805,266	$944,181	$34,299,850	$38,049,297

Investments measured at net asset value (a):
Common collective trusts				3,484,361
Pooled separate accounts				123,455

Investments measured at net asset value				3,607,816

Total investments at fair value				$41,657,113

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

These items are classified in their entirety based on the lowest priority level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement of assets and liabilities within the levels of the fair value hierarchy.

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2017.

Guaranty Bancshares, Inc. Common Stock	2017

Balance, beginning of year	$34,299,850
Unrealized appreciation	6,111,388
Purchases	—
Distributions	(128,648)
Transferred from Level 3 to Level 1	(40,282,590)

Balance, end of year	$—

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

C.    Fair Value Measurements – continued

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period. The Company evaluates the significance of transfers between levels based upon the nature of the financial instruments and size of the transfer relative to total net assets available for benefits. The Company underwent an IPO on May 9, 2017 and therefore stock became publicly traded and based on market value inputs has categorized it as a Level 1 investment as of December 31, 2017.

D.	Line of Credit

On August 5, 2016, the Plan entered into an agreement with an unrelated third party for a $5,000,000 line of credit which matured on November 6, 2017. The line of credit was secured by all common stock of Guaranty Bancshares, Inc. purchased by the Plan with proceeds of the loan and beared interest at a rate of U.S. Prime, plus 0.50%. At December 31, 2016, the interest rate was 4.25%. The agreement called for quarterly payments of interest beginning on November 5, 2016. As of December 31, 2016, the outstanding balance on the line of credit was $1,200,000, which was secured by all unallocated shares of Guaranty Bancshares, Inc. common stock totaling 50,000 shares with an estimated fair value of $1,300,000. The line of credit was paid off at maturity, was not renewed and all 50,000 of the unallocated shares were allocated back to participants.

E.    Tax Status

The Plan obtained its latest determination letter dated October 18, 2017 in which the Internal Revenue Service (the “IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code.

Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

F.    Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminates, all amounts credited to participant’s accounts will become 100% vested.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

G.    Related Parties and Parties-in-Interest Transactions

The Company held the Company stock for the Plan during year ended December 31, 2017. Custodial fees were paid to Guaranty Bank & Trust's Trust and Wealth Management department for a total of $38,534 for the year ended December 31, 2017. Of the dividends paid on investments during the year ended December 31, 2017, $697,210 were attributable to the Company stock.

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, and an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee organization, or relatives of such persons.

During the year ended December 31, 2017, the Plan invested in shares of mutual funds and collective investment trusts managed by Principal. Principal acted as trustee for only those investments as defined by the Plan. Fees paid to Principal totaled $48,631 during the year ended December 31, 2017. In addition, fees totaling $18,505 to the Plan auditor and $16,254 to the third party administrator for the year ended December 31, 2017. Transactions in such investments and with these service providers qualified as party-in-interest transactions, which are exempt from the prohibited transaction rules. Additionally, participants had the option to invest their salary deferrals and the Company's matching and profit sharing contributions were made to the Guaranty Bancshares, Inc. Stock Fund (common stock of the Company) during the year ended December 31, 2017. Transactions in the Company’s common stock qualified as parties-in-interest transactions, which were exempt from the prohibited transaction rules.

H.    Concentrations, Risks & Uncertainties

The Plan investments consist primarily of the Company's common stock, which is exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with the investments in the common stock and to uncertainties inherent in estimates and assumptions, it is at least reasonably possible that changes in the value of the common stock will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

I.    Subsequent Events

Effective January 1, 2018, the Plan's record keeper and custodian changed from Principal to Newport Group. All existing balances in The Pan accounts that were not in Company stock were liquidated on December 29, 2017, and are included in cash, investments in transit on the statement of net assets available for benefits. The cash transferred to the Newport Group effective January 2, 2018. The cash was invested into like investment funds according to participant allocations at Newport Group on January 3-4, 2018.

On June 1, 2018, Guaranty Bancshares, Inc. completed its acquisition of Westbound Bank, a Texas banking association (“Westbound”). Westbound employees were eligible for the Plan on June 4, 2018 and will retain their prior years of service credit at Westbound Bank for vesting purposes.

In preparing the accompanying financial statements, management has evaluated all subsequent events and transactions for potential recognition or disclosure through the date the financial statements were available for issuance.

SUPPLEMENTAL SCHEDULES

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017

EIN: 75-1656431
Plan #: 001

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

*	Guaranty Bancshares, Inc.	Common stock	$23,518,215	$40,282,590
*	Prin Trust (SM) Target 2055 Fd	Collective investment trust	**	3,481

	Total Investments (held at end of year)			40,286,071

*	Notes receivable from participants	Interest rates ranging from 3.50% to 4.50% with various due dates	—	97,886

				$40,383,957
*	A party-in interest as defined by ERISA

**	Cost omitted for participant directed investments

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

FORM 5500, SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT
PARTICIPANT CONTRIBUTIONS
For the Year Ended December 31, 2017

EIN: 75-1656431
Plan #: 001

Participant contributions transferred late to Plan	Totals that Represent Non-Exempt Prohibited Transactions
(Check here if Late Participant Loan Repayments are included)	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51

$2,478	$—	$2,478	$—	$2,478

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the ESOP Plan Committee duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

By: /s/ CARL JOHNSON
Carl Johnson
Title: Chairman of the Trustee's
Date: June 28, 2018

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

EXHIBIT INDEX

Shown below is the exhibit, which is filed or furnished as part of the this Report.

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm - Anton Collins Mitchell LLP